Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: March 30, 2022

a.	Poster Presentation at the Society of Toxicology Annual Meeting

On March 30, 2022, Blade Therapeutics, Inc. (“Blade”) – which is a party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Biotech Acquisition Company (“BAC”), among other parties – presented the following poster at the Society of Toxicology Annual Meeting, and also uploaded the poster to the “Past Events” and “Scientific Publications” section of Blade’s website:

Abstract Cudetaxestat (BLD - 0409) is a small - molecule, non - competitive inhibitor of autotaxin (ATX) with demonstrated direct anti - fibrotic activity in preclinical models of lung and liver fibrosis . ATX is a secreted enzyme with lysophospholipase D activity that is responsible for converting lysophosphatidylcholine (“LPC”) to lysophosphatidic acid (“LPA”), a profibrotic biolipid . Increased ATX activity and excessive LPA production cause myofibroblast activation, which are cells that produce extracellular matrix proteins comprising fibrotic lesions . Blade is developing cudetaxestat as an oral treatment for fibrosis and plans to evaluate multiple doses of cudetaxestat in idiopathic pulmonary fibrosis (IPF) patients, with or without concomitant dosing with approved therapies (pirfenidone and nintedanib). Pirfenidone and nintedanib are known to have safety and tolerability issues so understanding potential drug - drug interactions (DDI) with either medication is important. Recently, a Phase 3 IPF trial with GLPG - 1690 (ziritaxestat), an investigational competitive ATX inhibitor, was halted due to its unfavorable benefit - risk profile. To better understand potential DDIs, we evaluated cudetaxestat and GLPG - 1690 in preclinical in vitro and in vivo assays to assess potential interactions with nintedanib and pirfenidone. Nintedanib is a known P - Glycoprotein (P - gp) substrate while pirfenidone is not. Standard in vitro assay with MDCK - II cells showed that cudetaxestat was not a substrate and was a weak inhibitor (IC 50 =64.6 µM and 39.8 µM using quinidine and nintedanib as substrates, respectively). In contrast, GLPG - 1690 was found to be a substrate and an inhibitor of P - gp (IC 50 of 7.8 µM and 3.84 µM using quinidine and nintedanib as substrates, respectively). In vivo studies with nintedanib, GLPG - 1690 and cudetaxestat were performed in rats. Plasma exposures of drugs were quantified and compared. Cudetaxestat co - administration with nintedanib did not change nintedanib exposure. However, GLPG - 1690 co - administration with nintedanib resulted in statistically significant increase of nintedanib exposures; maximum plasma concentration (C max ) increased ≥ 1.8 - fold and area under curve (AUC) increased ≥ 2.5 - fold. Cudetaxestat was neither a substrate nor an inhibitor of P - gp at physiologically relevant concentrations. No significant change in plasma concentration of nintedanib was observed when cudetaxestat was co - administered in rats. Reprint Requests: wyu@blademed.com Walter Yu, Ravi Rajagopalan, Jack Lin, and Prabha Ibrahim are employees and shareholders of Blade Therapeutics, Inc. Conclusions ▪ Nintedanib (an IPF standard of care therapy ) is a P - gp substrate ▪ C udetaxestat is a weak P - gp inhibitor when either quinidine or nintedanib is used as substrate ▪ GLPG - 1690 (ziritaxestat) inhibits P - gp with single digit micromolar IC 50 values when either quinidine or nintedanib is used as substrate ▪ Cudetaxestat did not alter n intedanib exposure w hen co - dosed in vivo in rats ▪ GLPG - 1690 significantly increased nintedanib exposure (Cmax ~1.8 - fold and AUC ~2.8 - fold) when co - dosed in vivo in rats ▪ ~2 to 3 - fold increase in nintedanib exposure may cause more adverse events Preclinical Evaluation of Cudetaxestat (BLD - 0409) for Potential Drug - Drug Interactions SOT San Diego 2022 4772/P836 Walter Yu, Ravi Rajagopalan, Jack Lin, and Prabha Ibrahim Blade Therapeutics, Inc., South San Francisco, CA 94080, USA Rat Single Dose PK Study: Effect of Cudetaxestat and Ziritaxestat on Nintedanib Exposures In Vitro Inhibition of P - Glycoprotein Multiple Day Dosing Rat PK Study: Effect of Cudetaxestat and Ziritaxestat on Nintedanib Exposures at Steady - State Autotaxin Inhibition as an IPF Therapy The ATX inhibitor, ziritaxestat (GLPG - 1690), was previously being developed in IPF by Galapagos NV . A small Phase 2a monotherapy study (FLORA) suggested potential FVC benefit after 12 weeks of treatment with no significant side effects. Subsequently, two concurrent Phase 3 studies (ISABELA 1 & 2) were initiated to assess treatment with ziritaxestat in combination with SOC (i.e., pirfenidone or nintedanib). B oth studies were discontinued due to a poor risk - benefit profile. While data from those studies have not yet been published, Galapagos has stated that it did not appear to be target related. In this context, reported here is a systematic preclinical assessment of potential for DDI of both cudetaxestat and ziritaxestat with IPF SOC therapy. Study Design: • Test System: MDCK - MDR1 Cells Stably Expressing P - gP • Two probe Substrates used: Nintedanib at 10 µM or Quinidine at 100 nM • Three compounds tested: Cudetaxestat, Ziritaxestat, and Pirfenidone • Test Article Concentrations: 0, 0.3, 1, 3, 10, 30, and 100 µM • Pre - incubation Time: 30 Minutes • Incubation Time: 90 Minutes P - gp Inhibition IC 50 µM Using Different Substrates Nintedanib at 10 µM Quinidine at 0.1 µM Cudetaxestat (BLD - 0409) 39.8 64.4 Ziritaxestat (GLPG - 1690) 3.84 7.77 Pirfenidone >100 >100 Study Design: Single oral dose of nintedanib only comparing to co - dose nintedanib (30 mg/kg) with cudetaxestat (75 mg/kg) or ziritaxestat (60 mg/kg), collecting plasma and determining drug concentrations Compound & Dose Day Compound C max (ng/mL) AUC (h*ng/mL) Nintedanib only at 30 mg/kg 1 - G1 Nintedanib 61.3 511 1 - G2 Nintedanib 45.3 341 4 Nintedanib 58.9 480 Nint 30 mg/kg + GLPG - 1690 at 60 mg/kg 11 - G1 Nintedanib 111 1439 Nint 30 mg/kg + BLD - 0409 at 75 mg/kg 11 - G2 Nintedanib 25.3 223 • Co - dosing of nintedanib with either cudetaxestat or ziritaxestat did not change the exposures of cudetaxestat or ziritaxestat at steady - state 2.2 - fold 2.9 - fold 18 Male Rats d1 - d4 nintedanib only (30 mg/kg) d1 d10 d0 d4 d11 9 Male Rats d5 - d11 nintedanib (30 mg/kg) + ziritaxestat (60 mg/kg) 9 Male Rats d5 - d11 nintedanib (30 mg/kg) + cudetaxestat (75 mg/kg) 0.79 - fold 1.8 - fold 2.8 - fold Standard of Care Therapies for IPF P irfenidone and nintedanib were approved by the US FDA to treat IPF in 2014 and remain the only approved pharmacologic SOC. While both were approved for slowing the decline in FVC by 40 – 60% vs. placebo in pivotal studies, neither drug is curative and even responsive patients continue to exhibit continued disease progression . Both agents are also associated with significant side effects. Thus, there remains a critical need for more effective and better to lerated therapies in IPF. 0.86 - fold Results • Nintedanib + cudetaxestat: Cmax and AUC not changed significantly • Nintedanib + ziritaxestat: Cmax increased 2.2 - fold and AUC increased 2.9 - fold

b.	Social Media

On March 30, 2022, Blade shared the following on its LinkedIn page:

Today Blade scientists presented preclinical data for cudetaxestat at the Society of Toxicology Annual Meeting and #ToxExpo in San Diego. Our own @WalterYu and @JackLin were on-site to discuss the data with their colleagues in the scientific community. Find out more here: https://www.blademed.com/pipeline/#pubs

Hashtags: #2022SOT #lungfibrosis #fibrosis #autotaxin #clinicalresearch #IPF #clinicaldevelopment @RaviRajagopalan @PrabhaIbrahim

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.